UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS

THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 1)1

Yelp, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

985817105

(CUSIP Number)

12/31/13

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29788A104	13G	Page 2 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Elevation Partners, L.P. (“Elevation Partners”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 225,773
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 225,773
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,773
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.394% *
12	TYPE OF REPORTING PERSON* PN

*	Based on 57,323,297 shares of Class A common stock outstanding on or about October 30, 2013.

CUSIP No. 29788A104	13G	Page 3 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Elevation Employee Side Fund, LLC (“Side Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 36
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 36
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00% *
12	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

*	Based on 57,323,297 shares of Class A common stock outstanding on or about October 30, 2013.

CUSIP No. 29788A104	13G	Page 4 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Elevation Associates, L.P. (“Elevation GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 225,773, which are directly held by Elevation Partners. Elevation GP is the general partner of Elevation Partners.
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 225,773, which are directly held by Elevation Partners. Elevation GP is the general partner of Elevation Partners.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,773
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.394% *
12	TYPE OF REPORTING PERSON* PN

*	Based on 57,323,297 shares of Class A common stock outstanding on or about October 30, 2013.

CUSIP No. 29788A104	13G	Page 5 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Elevation Management, LLC (“Elevation Management”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 36, which are directly held by Side Fund. Elevation Management is the sole managing member of Side Fund.
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 36, which are directly held by Side Fund. Elevation Management is the sole managing member of Side Fund.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00% *
12	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

*	Based on 57,323,297 shares of Class A common stock outstanding on or about October 30, 2013.

CUSIP No. 825211 10 5	13G	Page 6 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Elevation Associates, LLC (“Elevation LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 225,773, which are directly held by Elevation Partners. Elevation LLC is the general partner of Elevation GP. Elevation GP is the general partner of Elevation Partners.
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 225,773, which are directly held by Elevation Partners. Elevation LLC is the general partner of Elevation GP. Elevation GP is the general partner of Elevation Partners.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,773
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.394% *
12	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

*	Based on 57,323,297 shares of Class A common stock outstanding on or about October 30, 2013.

CUSIP No. 825211 10 5	13G	Page 7 of 11

Item 1(a)	Name of Issuer:

Yelp, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

706 Mission Street

San Francisco, California 94103

Item 2(a)	Name of Person Filing:

Elevation Partners, L.P.

Elevation Associates, L.P.

Elevation Employee Side Fund, LLC

Elevation Management, LLC

Elevation Associates, LLC

Item 2(b)	Address of Principal Business Office or, if None, Residence:

2800 Sand Hill Road, Suite 160

Menlo Park, California 94025

Item 2(c)	Citizenship:

The entities listed in Item 2(a) are Delaware Limited Partnerships and Delaware Limited Liability Companies.

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP Number:

985817105

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is:

(a)	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP No. 825211 10 5	13G	Page 8 of 11

(g)	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	A non-U.S. institution in accordance with § 240. 13d-1(b)(1)(ii)(J);

(k)	Group in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

See Items 5-11 of cover sheets attached hereto

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

[The remainder of this page intentionally left blank.]

CUSIP No. 825211 10 5	13G	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

Fred Anderson

Signature	/s/ Tracy Hogan
Tracy Hogan,
Attorney-in-Fact

Elevation Partners, L.P., a Delaware limited partnership
By: Elevation Associates, L.P., a Delaware limited partnership, its General Partner

By: Elevation Associates, LLC, a Delaware limited liability company, its General Partner

Signature	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

Elevation Associates, L.P., a Delaware limited partnership
By: Elevation Associates, LLC., a Delaware limited liability company, its General Partner

Signature	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

Elevation Associates, LLC, a Delaware limited liability company
By: Fred Anderson, its managing member

Signature	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

CUSIP No. 825211 10 5	13G	Page 10 of 11

Elevation Employee Side Fund, LLC, a Delaware limited liability company
By: Elevation Management, LLC., a Delaware limited liability company, its Managing Member

Signature	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

Elevation Management, LLC, a Delaware limited liability company
By: Fred Anderson, its managing member

Signature	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

CUSIP No. 825211 10 5	13G	Page 11 of 11

EXHIBIT INDEX

Exhibit 1: Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934*

*	Incorporated herein by reference to the Agreement of Joint Filing by Elevation Partners, L.P., Elevation Associates, L.P., Elevation Employee Side Fund, LLC, Elevation Management, LLC and Elevation Associates, LLC dated as of February 14, 2013, which was previously filed with the Commission as Exhibit A to the Schedule 13G filed by Elevation Partners, L.P., Elevation Associates, L.P., Elevation Employee Side Fund, LLC, Elevation Management, LLC and Elevation Associates, LLC on February 14, 2013.